

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

February 12, 2009

John F. Foley
Chief Financial Officer and Secretary
Salisbury Bancorp, Inc.
5 Bissell Street
Lakeville, Connecticut 06039

    Re: **Salisbury Bancorp, Inc.**
           Preliminary Proxy Statement on Schedule 14A
           Filed January 29, 2009
           File No. 000-24751

Dear Mr. Foley:

       We have completed our legal review of your Preliminary Proxy Statement on Schedule 14A and related filings and have no further comments at this time.

                               Sincerely,

                               Eric Envall
                               Staff Attorney